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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period May 13, 2003

SANPAOLO IMI S.p.A. (formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.) (Exact name of registrant as specified in its charter)
Piazza San Carlo 156 10121 Turin, Italy (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO
Name:	Giorgio Spriano
Title:	Head of Company Secretariat

Date: May 13, 2003

SANPAOLO IMI

The Board of Directors approves the first quarter 2003 results:

increase in all major operating items

  •
  Net income 280 million euro, up by 0.7% on the first quarter of 2002 and ordinary income 441 million euro, up by 7.8%

  •
  Net interest income 955 million euro (+3%)

  •
  Increase in loans (+2.5%) and deposits (+2.3%)

  •
  Positive trend in life technical reserves continues (+33.2%)

Turin, 13 May 2003—The Board of Directors today approved the results of the SANPAOLO IMI Group for the first quarter of 2003, which, despite difficult market conditions, confirm the signs of recovery already visible in the final months of 2002.

In a scenario marked by a generalised economic weakness, the Group achieved ordinary income of 441 million euro (+7.8% up on the corresponding period of 2002) and a net improvement in net interest income (+3.0%) which contributed to solid net interest and other banking income (+0.6%), showing a lower vulnerability to the negative performances in financial markets against 2002. Ordinary income benefited both from positive performance in the main line items and from high asset quality.

Net income was 280 million euro, up by +0.7% against the first quarter of 2002.

The result is in line with the growth performance set out in the budget for 2003: the Group confirms its objectives for 2005, which aim at a RoE of approximately 15% and cost/income ratio of less than 55%.

Net interest income in the first three months of the 2003 was 955 million euro, showing a reversal of trend on 2002, largely due to the improvement in customer spreads and positive loan performance.

Net loans to customers were 126.4 billion euro, up by 2.5% on the end of March 2002. The increase is due to a repositioning from short- to medium-/long-term loans, up 7.7% in the 12 months: good performance in retail financing (0.8 billion euro in retail mortgages by the domestic bank networks) and public sector and infrastructure loans from Banca Opi (around 18.1 billion euro at the end of the period) continued.

Direct deposits were positive both from the beginning of the year (+1.1%) and on the 12 months (+2.3%). At the end of March the total amount was 138.4 billion euro, benefiting from a generalised increase in types of deposit. Customers particularly preferred short-term investments in expectation of market prospects' favouring a higher risk profile.

At the end of March the Group's market shares were 11.2% in loans and 10.6% in direct deposits.

Net commissions of the Group were 692 million euro, down 2.1% on the corresponding period of 2002. This is the result of differing performances in certain areas: revenues from current accounts (+18.6%) and financings and guarantees (+8.9%) compensated only in part for the negative variations deriving from sectors such as asset management (-8.3%) and securities dealing (-5.7%), which are more sensitive to market performance.

The stock of indirect deposits was 227.8 billion euro, up from the beginning of the year (+1.1%), notwithstanding the still negative market performance. In particular, the trend in asset management (+1.2%) was due to the net performance of the distribution networks, which amply compensated for the devaluation of assets under management. The stock of asset management at the end of March reached 139.7 billion euro, with an incremental flow of 1.7 billion euro from the beginning of the year.

The SANPAOLO IMI Group continues to be the number one in Italian mutual fund management with a market share of 21.3%.

Life technical reserves confirm the growth already seen in 2002 (+33.2% against March 2002, +6.4% from the beginning of the year): life products represented the drive in asset management and one of the forms of investment preferred by customers. The net amount achieved by the distribution networks in the quarter was 1.6 billion euro and took life technical reserves to 28.9 billion euro.

Administrative costs were 1,142 million euro (+1.2%): the increase was due to indirect duties and taxes (+9.7%) and personnel expenses (+1.4%), only in part compensated for by the fall in other administrative costs (-0.8%). In particular, personnel expenses were influenced by the increases in the renewal of the national collective labour contract, in part compensated for by personnel optimisation measures (-2.2% on average).

Provisions and value adjustments were 135 million euro against 156 million euro in the first three months of 2002 (-13.5%). These include 27 million euro for provisions for risks and charges and 69 million euro for provisions and adjustments for credit risks, to adjust to presumed realisable values of specific positions and to align certain companies to the qualitative standards of the Group.

In an economic scenario still marked by a high degree of uncertainty, the Group has chosen to keep unchanged the management of credit risk, taking account of the emerging indicators of credit risk management models: against an increase in the loan portfolio, the amount of the general reserve was around 1.1 billion euro, or 0.9% of the performing loan portfolio; this risk coverage level represents a correct equilibrium between the high quality of the loan portfolio and general economic instability.

Value adjustments to the shareholding portfolio were 39 million euro (14 million in the first quarter 2002), principally due to the shares held in FIAT, whose book value was prudently put at 6.1 euro per share: the valuation led to the posting of a capital loss of 24 million euro.

Against the first three months of the 2002, net non-performing loans (1,338 million euro) fell by 4.9%, while net problem loans rose by 1.2% (1,466 million euro): coverage ratios were respectively 68.7% and 30.2%.

At the end of March 2003 the solvency ratios of the Group were 7.4% (Tier 1 ratio) against 6.9% in 2002) and 10.7% (total ratio) against 9.1% at March 2002.

Extraordinary revenues were 42 million euro against 56 in the corresponding period (-25%). Gross income was 483 million euro (+3.9%). The tax rate was 40.2%.

***

The Board of Directors also noted that, in the light of the self-disciplinary code for quoted companies, Director Antonio Maria Marocco is to be considered "independent".

investor.relations@sanpaoloimi.com-Telefax 011/5552989
 Dean Quinn (011/5552593)
 Damiano Accattoli (011/5553590)
 Alessia Allemani (011/5556147)
Anna Monticelli (011/5552526)

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Reclassified consolidated statement of income

	First quarter 2003	First quarter 2002 pro forma(1)	Change first quarter 2003/First quarter 2002
	(€/mil)	(€/mil) pro forma (%)
NET INTEREST INCOME	955	927	+3.0

Net commissions and other net dealing revenues	692	707	-2.1
Profits and losses from financial transactions and dividends on shares	83	85	-2.4
Profits from companies carried at equity and dividends from shareholdings	48	49	-2.0

NET INTEREST AND OTHER BANKING INCOME	1,778	1,768	+0.6

Administrative costs	-1,142	-1,129	+1.2
—personnel	-713	-703	+1.4
—other administrative costs	-361	-364	-0.8
—indirect duties and taxes	-68	-62	+9.7
Other operating income, net	84	79	+6.3
Adjustments to tangible and intangible fixed assets	-111	-112	-0.9

OPERATING INCOME	609	606	+0.5

Adjustments to goodwill and merger and consolidation differences	-33	-41	-19.5
Provisions and net adjustments to loans and financial fixed assets	-135	-156	-13.5

INCOME BEFORE EXTRAORDINARY ITEMS	441	409	+7.8

Net extraordinary income	42	56	-25.0

INCOME BEFORE TAXES	483	465	+3.9

Income taxes for the period	-194	-173	+12.1
Change in reserves for general banking risks		—	n.s.
Income attributable to minority interests	-9	-14	-35.7

NET INCOME	280	278	+0.7

(1)
The pro forma data have been prepared on the basis, at 1/1/2002, of the inclusion of Eptaconsors and the exclusion of IMIWeb Bank from consolidation and, for the first quarter of 2002, the consolidation of the former Cardine group, from the first time at 30 June 2002 with accounting effect from the beginning of the year.

Analysis of quarterly consolidated statement of income

	2003	2002 pro forma(1)
	First quarter (€/mil)	Fourth quarter (€/mil)	Third quarter (€/mil)	Second quarter (€/mil)	First quarter (€/mil)	Average quarter (€/mil)
NET INTEREST INCOME	955	960	936	951	927	944

Net commissions and other net dealing revenues	692	762	675	697	707	710
Profits and losses from financial transactions and dividends on shares	83	66	18	127	85	74
Profits from companies carried at equity and dividends from shareholdings	48	54	54	134	49	73

NET INTEREST AND OTHER BANKING INCOME	1,778	1,842	1,683	1,909	1,768	1,801

Administrative costs	-1,142	-1,231	-1,136	-1,183	-1,129	-1,170
—personnel	-713	-749	-696	-725	-703	-718
—other administrative costs	-361	-413	-379	-387	-364	-386
—indirect duties and taxes	-68	-69	-61	-71	-62	-66
Other operating income, net	84	95	94	93	79	90
Adjustments to tangible and intangible fixed assets	-111	-162	-129	-114	-112	-129

OPERATING INCOME	609	544	512	705	606	592

Adjustments to goodwill and merger and consolidation differences	-33	-88	-39	-44	-41	-53
Provisions and net adjustments to loans and financial fixed assets	-135	663	-453	-155	-156	-357

INCOME BEFORE EXTRAORDINARY ITEMS	441	-207	20	506	409	182

Net extraordinary income	42	150	34	81	56	80

INCOME BEFORE TAXES	483	-57	54	587	465	262

Income taxes for the period	-194	33	79	-247	-173	-117
Change in reserves for general banking risks	—	352	13	-2	—	91
Income attributable to minority interests	-9	—	-13	-14	-14	-10

NET INCOME	280	328	-25	324	278	226

(1)
The pro forma data have been prepared on the basis, at 1/1/2002, of the inclusion of Eptaconsors and the exclusion of IMIWeb Bank from consolidation and, for the first quarter of 2002, the consolidation of the former Cardine group, from the first time at 30 June 2002 with accounting effect from the beginning of the year.

Reclassified consolidated balance sheet

	31/3/2003 (€/mil)	31/3/2002 pro forma(1) (€/mil)	Change 31/3/03- 31/3/02 pro forma (%)
ASSETS
Cash and deposits with central banks and post offices	891	1,454	-38.7
Loans	152,571	148,087	+3.0
—due from banks	2,638	21,356	+10.7
—loans to customers	128,933	126,731	+1.7
Dealing securities	20,620	25,167	-18.1
Fixed assets	10,079	11,668	-13.6
—investment securities	3,455	3,932	-12.1
—equity investments	4,059	4,775	-15.0
—intangible fixed assets	381	421	-9.5
—tangible fixed assets	2,184	2,540	-14.0
Differences arising on consolidation and on application of the equity method	999	1,120	-10.8
Other assets	22,363	23,174	-3.5

Total assets	207,523	210,670	-1.5

LIABILITIES
Payables	166,646	168,548	-1.1
—due to banks	28,215	33,243	-15.1
—due to customers and securities issued	138,431	135,305	+2.3
Provisions	3,946	4,620	-14.6
—for taxation	875	1,444	-39.4
—for termination indemnities	969	996	-2.7
—for risks and charges	1,759	1,810	-2.8
—for pensions and similar	343	370	-7.3
Other liabilities	19,196	19,612	-2.1
Subordinated liabilities	6,541	5,793	+12.9
Minority interests	379	869	-56.4
Net shareholders' equity	10,815	11,228	-3.7

Total liabilities	207,523	210,670	-1.5

(1)
The pro forma data have been prepared on the basis, at 1/1/2002, of the inclusion of Eptaconsors and the exclusion of IMIWeb Bank from consolidation and, for the first quarter of 2002, the consolidation of the former Cardine group, from the first time at 30 June 2002 with accounting effect from the beginning of the year.

Analysis of quarterly consolidated balance sheet

	2003	2002 pro forma(1)
	31/3 (€/mil)	31/12 (€/mil)	30/9 (€/mil)	30/6 (€/mil)	31/3 (€/mil)
ASSETS
Cash and deposits with central banks and post offices	891	1,406	1,042	1,029	1,454
Loans	152,571	149,441	146,479	147,391	148,087
—due from banks	23,638	22,072	22,115	22,865	21,356
—loans to customers	128,933	127,369	124,364	124,526	126,731
Dealing securities	20,620	19,117	23,189	24,581	25,167
Fixed assets	10,079	9,567	10,024	10,596	11,668
—investment securities	3,455	2,898	3,118	3,643	3,932
—equity investments	4,059	4,032	4,108	4,060	4,775
—intangible fixed assets	381	408	382	401	421
—tangible fixed assets	2,184	2,229	2,416	2,492	2,540
Differences arising on consolidation and on application of the equity method	999	1,030	1,095	1,141	1,120
Other assets	22,363	23,351	23,144	23,033	23,174

Total assets	207,523	203,912	204,973	207,771	210,670

LIABILITIES
Payables	166,646	161,578	163,838	166,776	168,548
—due to banks	28,215	24,681	27,133	30,444	33,243
—due to customers and securities issued	138,431	136,897	136,705	136,332	135,305
Provisions	3,946	3,833	4,321	4,202	4,620
—for taxation	875	684	1,221	1,097	1,444
—for termination indemnities	969	965	973	993	996
—for risks and charges	1,759	1,841	1,785	1,769	1,810
—for pensions and similar	343	343	342	343	370
Other liabilities	19,196	20,967	19,770	19,763	19,612
Subordinated liabilities	6,541	6,613	6,218	6,155	5,793
Minority interests	379	367	495	504	869
Shareholders' equity (2)	10,815	10,554	10,331	10,371	11,228
Total liabilities

LIABILITIES	207,523	203,912	204,973	207,771	210,670

(1)
The pro forma data have been prepared on the basis, at 1/1/2002, of the inclusion of Eptaconsors and the exclusion of IMIWeb Bank from consolidation and, for the first quarter of 2002, the consolidation of the former Cardine group, from the first time at 30 June 2002 with accounting effect from the beginning of the year.

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SIGNATURES
SANPAOLO IMI The Board of Directors approves the first quarter 2003 results
  Reclassified consolidated statement of income
  Analysis of quarterly consolidated statement of income
  Reclassified consolidated balance sheet
  Analysis of quarterly consolidated balance sheet